Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
November 11, 2011
NEWS RELEASE

CLINICAL HOLD REMOVED FOR HELIX BIOPHARMA CORP.’S
TOPICAL INTERFERON ALPHA-2B PHASE II/III
EFFICACY TRIAL IND APPLICATION

AURORA, Ontario, November 11, 2011 – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “HBP”), a biopharmaceutical company developing drug candidates for the prevention and treatment of cancer, today announced that the “clinical hold” on its investigational new drug (“IND”) application for its Topical Interferon Alpha-2b, Phase II/III, low-grade cervical lesion efficacy trial has been removed by the United States Food and Drug Administration (“FDA”). The FDA completed its review of Helix’s “clinical hold” complete response submission, which Helix filed as announced in its news release of October 12, 2011, and granted Helix approval to perform the planned clinical trial.

The Company is still in need of additional funding as well as strategic partner support before commencing this trial. As such, it does not currently have an estimated timeline for commencement or completion of this trial. The Company hopes, however, that this FDA approval will be helpful in generating the support it requires.

About the Planned Phase II/III Trial

The proposed Phase II/III trial is planned to be a randomized, double-blind, vehicle-controlled study of Topical Interferon Alpha-2b in patients with cervical intraepithelial neoplasia grade 1 or 2 lesions (CIN 1 or CIN 2 respectively). The intended sample size is 492 female subjects to be randomized in a 2:1 ratio of active to control. Eligible women will be premenopausal subjects aged 18 – 55 years at screening, with histologically-confirmed CIN 1 or CIN 2 on colposcopic directed biopsy at screening and high risk human papillomavirus (HPV) infection upon the Hybrid Capture® 2 HPV-DNA test. The proposed primary study endpoint will be the resolution of CIN 1 or CIN 2 at month 12, determined by colposcopic directed cervical biopsy together with Pap smear cytology free of ASC-H (atypical squamous cells that cannot exclude high-grade squamous status), AGUS (atypical glandular cells of undetermined significance), LSIL (low-grade squamous intraepithelial lesions), HSIL (high-grade intraepithelial lesions), and adenocarcinoma in situ (AIS) or adenocarcinoma. The study is designed with a 12-month overall duration per patient, including treatment and follow-up, in order to observe the long-term effects of treatment and to enhance the chances of seeing a positive effect on both the endocervical tissues on biopsy and the ectocervical tissues on Pap smear. Patients will self-administer Topical Interferon Alpha-2b or control every other day except during menstruation until 35 doses are applied over a 10- to 14-week period. This dose and regimen is identical to that which Helix employed in its recently completed Phase II pharmacokinetic study of Topical Interferon Alpha-2b in patients with low-grade cervical lesions. The Company does not currently have an estimated timeline for commencement or completion of this trial, nor its planned European Phase III trial, as conducting these trials will require substantial funding beyond the Company’s current resources together with strategic partner support. Helix plans that the results of its U.S. Phase II/III trial and the results of its European Phase III trial, if successful, will be submitted together in order to seek U.S. and European marketing authorizations for the product for this indication.

About CIN 1 and CIN 2

CIN 1 and CIN 2 are potentially precancerous, low-grade cervical lesions detectable upon colposcopic directed biopsy. There are approximately 1.3 million women diagnosed with CIN 1 or CIN 2 lesions each year in the U.S. alone, according to data from 2006 Consensus Guidelines in the American Journal of Obstetrics and Gynecology 2007; 340-345 and Kaiser Permanente Northwest Health Plan in the American Journal of Obstetrics and Gynecology (2004) 191, 105-13. Currently there are no pharmaceutical (non-surgical) treatments for women with CIN 1 or CIN 2 lesions. Available invasive/surgical techniques to treat CIN 1 or CIN 2 lesions are sometimes associated with serious unwanted side effects for patients including cervical complications with pregnancy and conception. For patients with CIN 1 or CIN 2 lesions, clinical management usually consists of protracted watchful waiting with frequent Pap smears, HPV testing, colposcopy and/or colposcopic directed biopsies, with invasive/surgical techniques generally utilized only in the case of long-term persistence and/or progression after a period of many months. A diagnosis of CIN 1 or CIN 2 leads to frequent physician visits, procedures, and psychosocial stress for the patient. The goal of developing Topical Interferon Alpha-2b is to provide a safe and effective treatment for CIN 1 or CIN 2 at the time of diagnosis, as a proactive alternative to today’s often protracted observational management approach.

About Topical Interferon Alpha-2b

Interferon alpha-2b is a potent cytokine that possesses antiviral, immunomodulatory and antiproliferative activities with activity against HPV. Topical Interferon Alpha-2b is a semi-solid formulation of recombinant interferon alpha-2b based on Helix’s Biphasix™ platform drug formulation technology. This technology involves the formation of biphasic lipid vesicles for use as a vehicle for administration of a biologically active material encapsulated within the lipid bilayers. Topical Interferon Alpha-2b is under development as a cosmetically appealing cream dosage form that can be easily and conveniently self-applied intravaginally for the treatment of low-grade cervical lesions using a common vaginal applicator.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company focused on cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix’s product development initiatives include its Topical Interferon Alpha- 2b and its novel L-DOS47 new drug candidate. Helix is listed on the TSX, NYSE Amex and FSE under the symbol “HBP”. For more information, please visit www.helixbiopharma.com.

Investor Relations:
John F. Heerdink, Jr.
Vista Partners LLC Tel: (877) 215-4813
Email: ir@helixbiopharma.com

Forward-Looking Statements and Risks and Uncertainties

This News Release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”), within the meaning of applicable securities laws, regarding the Company’s plans for the development of Topical Interferon Alpha-2b in patients with low grade cervical lesions and development of L-DOS47; its intended purpose for Topical Interferon Alpha-2b; the nature, design and timing of the clinical trials; its planned use of the results of both the U.S. and European trials to seek U.S. and European marketing authorizations; its need for strategic support and financing to commence and complete the clinical trials; the positive effect of the FDA approval on financing and strategic partner support; and other information in future periods. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions which have been applied in making forward-looking statements, include, but are not limited to, assumptions regarding the safety and efficacy of Helix’s drug candidates; the timely receipt of necessary regulatory approvals and appropriate financing and strategic partner support; the timely and successful completion of clinical trials; and that the Company’s drug candidates will ultimately be successfully developed and commercialized. Important risk factors that could cause actual results to differ materially from these forward-looking statements include, without limitation, that the Company’s assumptions may prove to be incorrect; the Company’s continuing need for additional capital and for substantial funding beyond its current resources, as well as strategic partner support, to conduct the proposed U.S. and European trials, which are not assured; one or both of the planned clinical trials could fail; the failure of the European trial could have a material adverse impact on obtaining FDA marketing approval and the failure of the FDA-approved trial could have a material adverse impact on obtaining European regulatory approval; the failure of the clinical trial could negatively impact future regulatory approval; the need for further regulatory approvals, including marketing authorizations, which are not assured; the Company’s dependence on performance by its third party providers, including without limitation, clinical trial services and supplies of drug product; the risk that Helix’s supplier of interferon alpha-2b may not continue to provide necessary supplies or exercise its commercialization option; the risk that, if necessary, Helix will be unable to find a substitute supplier of interferon alpha-2b or a substitute compound that will receive regulatory approval; the risk that the design or duration, or both, of the planned clinical trial may be different than currently intended; the risk of insufficient patient enrolment; the risk that the trials will not produce the expected outcome; the potential need for further clinical trials beyond those mentioned in this news release, which may not occur as planned or achieve expected results; product liability and insurance risks; risks and uncertainties related to research and development, including clinical trial and manufacturing risks; intellectual property risks; uncertainties related to economic conditions; uncertainty whether L-DOS47 or Topical Interferon Alpha-2b will be successfully developed and commercialized; the risk of competition; exchange rate risk; and the risk of changes in business strategy or development plans. Investors should consult the Company's quarterly and annual filings, including its latest Form 20-F, with the Canadian and U.S. securities commissions at www.sedar.com and at www.sec.gov for additional information on these and other risks and uncertainties which may affect the Company. Investors are cautioned against placing undue reliance on forward-looking statements. Forward-looking statements are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement should those beliefs, assumptions, opinions or expectations change, except as required by securities law.

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